TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

Date: January 19, 2024

Dear Sir/Madam,

Sub: Postal Ballot Notice – Disclosure under Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

Further to the outcome of meeting of the Board of Directors of Infosys Limited ("the Company") dated January 11, 2024, please find enclosed herewith copy of the postal ballot notice dated January 11, 2024 ("Notice") to seek approval of the shareholders for the following special resolutions:

Sr. No.	Particulars
1.	Appointment of Nitin Keshav Paranjpe (DIN: 00045204) as an Independent Director
2.	Re-appointment of Chitra Nayak (DIN: 09101763) as an Independent Director

Notice is being sent through electronic mode to those members whose e-mail addresses are registered with the Company/Depositories and whose names are recorded in the Register of Members of the Company or in the Register of Beneficial Owners maintained by the Depositories as on Wednesday, January 17, 2024, seeking their approval as set out in the Notice.

The Company has engaged the services of NSDL for the purpose of providing e-voting facility to all its members. The remote e-voting will commence from Monday, January 22, 2024 (9:00 a.m. IST) and shall end on Tuesday, February 20, 2024 (5:00 p.m. IST). The results of the postal ballot will be announced on or before Thursday, February 22, 2024 (5:00 p.m. IST).

The above information will be made available on the website of the Company at www.infosys.com.

This is for your information and records.

Yours Sincerely,

For **Infosys Limited**,

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2024.01.19 16:25:57 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED

CIN: L85110KA1981PLC013115

44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362

investors@infosys.com

www.infosys.com

Infosys
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Postal Ballot Notice

Pursuant to Sections 108 and 110 of the Companies Act, 2013, read with Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014

Dear Member(s),

Notice is hereby given pursuant to the provisions of Sections 108 and 110, and other applicable provisions of the Companies Act, 2013, as amended ("the Act"), read together with the Companies (Management and Administration) Rules, 2014, as amended ("the Management Rules"), General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 20/2020 dated May 5, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 8, 2021, 3/2022 dated May 5, 2022, 11/2022 dated December 28, 2022 and 09/2023 dated September 25, 2023, issued by the Ministry of Corporate Affairs, Government of India ("the MCA Circulars"), Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India ("SS-2") and any other applicable law, rules, circulars, notifications and regulations (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), that the resolutions appended below, be passed by the members of the Company (as on the Cut-off Date), through postal ballot ("the Postal Ballot") only by way of remote e-voting ("e-voting") for the following special resolutions:

S.no.	Particulars
1.	Appointment of Nitin Keshav Paranjpe (DIN: 00045204) as an Independent Director
2.	Reappointment of Chitra Nayak (DIN: 09101763) as an Independent Director

An Explanatory Statement pertaining to the said resolutions setting out the material facts and the reasons / rationale thereof form part of this Postal Ballot Notice ("the Notice" or "the Postal Ballot Notice").

In compliance with Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("the LODR Regulations") and pursuant to the provisions of Sections 108 and 110 of the Act read with the rules framed thereunder and the MCA Circulars, the manner of voting on the proposed resolution is restricted only to e-voting i.e., by casting votes electronically instead of submitting postal ballot form. Accordingly, the Postal Ballot Notice and instructions for e-voting are being sent only through electronic mode to those members whose email address is registered with the Company / Depository Participant("DP").

The Board has appointed Hemanth, Holla & Co., (Membership No. FCS 6374) (CP No. 6519) Practicing Company Secretaries, as the scrutinizer ("Scrutinizer") for conducting the Postal Ballot / e-voting process in a fair and transparent manner.

In compliance with the provisions of Sections 108 and 110 of the Act read with Rule 20 and 22 of the Management Rules, Regulation 44 of the LODR Regulations, and SS-2, the Company has provided e-voting facility to its members to cast their votes electronically. The detailed procedure with respect to e-voting is mentioned in this Notice. The Company has engaged the National Securities Depository Limited ("NSDL") for facilitating e-voting.

Members desiring to exercise their votes are requested to carefully read the instructions indicated in this Notice and record their assent (FOR) or dissent (AGAINST) by following the procedure as stated in the Notes forming part of the Notice.

The e-voting facility will be available during the following period:

Commencement of e-voting period	9.00 a.m. IST on Monday, January 22, 2024
Conclusion of e-voting period	5.00 p.m. IST on Tuesday, February 20, 2024
Cut-off date for eligibility to vote	Wednesday, January 17, 2024

The e-voting facility will be disabled by NSDL immediately after 5.00 p.m. IST on Tuesday, February 20, 2024, and will be disallowed thereafter.

The Scrutinizer will submit his report to the Chairman of the Company ("the Chairman") or any other person authorized by the Chairman, and the result will be announced within 48 hours from the conclusion of the e-voting period i.e. on or before 5.00 PM IST on Thursday, February 22, 2024. The result declared along with the Scrutinizer's report shall be communicated in the manner provided in this Postal Ballot Notice.

The last date of e-voting, i.e. February 20, 2024, shall be the date on which the resolution would be deemed to have been passed, if approved by the requisite majority.

Resolutions

Item no. 1 - Appointment of Nitin Keshav Paranjpe (DIN: 00045204) as an Independent Director

To consider and if thought fit, to pass the following resolution as a **Special Resolution**:

RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, 161, Schedule IV and other applicable provisions of the Companies Act, 2013 ("the Act") read with the Rules framed thereunder, and applicable provisions of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, ("the LODR Regulations") (including any statutory modification or re-enactment(s) thereof for the time being in force), the Articles of Association of the Company, approvals and recommendation of the Nomination and Remuneration Committee and that of the Board of Directors, Nitin Keshav Paranjpe (DIN: 00045204), who was appointed as an Additional Director in the capacity of an Independent Director with effect from January 1, 2024, who meets the criteria for independence under Section 149(6) of the Act and the Rules made thereunder and Regulation 16(1)(b) of the LODR Regulations and in respect of whom the Company has received a notice in writing from a member under Section 160(1) of the Act, be and is hereby appointed as an Independent Director of the Company for a period of 5 (five) years till December 31, 2028, and that he shall not be liable to retire by rotation.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers to any committee of directors with power to further delegate to or any other Officer(s) / Authorized Representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.

Item no. 2 - Reappointment of Chitra Nayak (DIN: 09101763) as an Independent Director

To consider and if thought fit, to pass the following resolution as a **Special Resolution**:

RESOLVED THAT pursuant to the provisions of Sections 149, 152, Schedule IV and other applicable provisions of the Companies Act, 2013 ("the Act") read with the Rules framed thereunder and applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, ("the LODR Regulations") (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), the Articles of Association of the Company, approval and recommendation of the Nomination and Remuneration Committee, and that of the Board of Directors, Chitra Nayak (DIN: 09101763), who holds office as an Independent Director up to March 24, 2024, be and is hereby reappointed as an Independent Director, not liable to retire by rotation, for a second term of 3 (three) years with effect from March 25, 2024 up to March 24, 2027.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers to any committee of directors with power to further delegate to any other Officer(s) / Authorized Representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.

Registered office :
Infosys Limited, Electronics City,
Hosur Road, Bengaluru 560 100, India
CIN: L85110KA1981PLC013115
Email – investors@infosys.com

By order of the Board of Directors
for Infosys Limited

Bengaluru
January 11, 2024

Sd/-
A. G. S. Manikantha
Company Secretary

Notes :

1. The explanatory statement pursuant to Section 102 read with Section 110 of the Act along with details in terms of Regulation 36(3) of the LODR Regulations, stating all material facts and the reason/ rationale for proposed resolutions is annexed herewith.
2. This Postal Ballot Notice is being sent to the members whose names appear on the register of members / list of beneficial owners as received from the National Securities Depository Limited ("NSDL") and Central Depository Services (India) Limited ("CDSL") and whose email address is registered with the Company / Depository Participant(s), as on January 17, 2024 ("the Cut-off Date"). A person who is not a member as on the Cut-off Date should treat this Postal Ballot Notice for informational purposes only. In compliance with Regulation 44 of the LODR Regulations and pursuant to the provisions of Sections 108 and 110 of the Act read with the Rules framed thereunder and the MCA Circulars, the manner of voting on the proposed resolutions is restricted only to e-voting i.e., by casting votes electronically instead of submitting the postal ballot form. Accordingly, the physical copy of the Notice along with the postal ballot form and the pre-paid business reply envelope are not being sent to the members. The communication of the assent or dissent of the members would only take place through the e-voting system.
3. Once the vote on the resolution is cast by the member, he / she shall not be allowed to change it subsequently. The voting rights of members shall be in proportion to their shares of the paid-up equity share capital of the Company as on January 17, 2024, being the Cut-off Date fixed for the purpose.
4. In connection with the dispatch of this Postal Ballot Notice to the American Depositary Shares ("ADSs") holders, the Depositary has established January 22, 2024 ("ADS postal ballot cut-off date") as the cut-off date for determining those registered ADS holders entitled to receive the postal ballot materials and voting instructions on the postal ballot resolution. It is anticipated that the Depositary will utilize this Postal Ballot Notice in creating its own voting instruction form for registered holders of American

Depositary Receipts ("ADRs") evidencing ADSs. The mailing agents for participants within the Depository Trust Company should base the form sent to their clients on the form prepared by the Depositary when mailing the beneficial holders of ADSs.

5. The resolution, if passed by the requisite majority through Postal Ballot, will be deemed to have been passed on the last date specified for voting i.e., February 20, 2024. Further, resolution passed by the members through postal ballot are deemed to have been passed as if they are passed at a general meeting of the members.
6. The Scrutinizer will submit his report to the Chairman or any other person authorized by the Chairman after the completion of scrutiny of the e-voting, and the result of the e-voting by Postal Ballot will be announced within 48 hours from the conclusion of e-voting i.e. on or before 5.00 PM IST on Thursday, February 22, 2024 and will also be displayed on the Company website www.infosys.com, on the website of NSDL www.evoting.nsdl.com, and communicated to the stock exchanges and Registrar and Share Transfer Agent (RTA).
7. All material documents referred to in the explanatory statement will be available for inspection only through electronic mode on all working days from the date of dispatch until the last date for receipt of votes by e-voting i.e. February 20, 2024. Members may send their requests to investors@infosys.com or einward.ris@kfintech.com from their registered e-mail address mentioning their names, folio numbers, DP ID and Client ID during the voting period.
8. Members holding shares in electronic mode, who have not registered their email addresses are requested to register their email addresses with their respective Depository Participant (DP).

Members holding shares in physical mode are requested to update their email addresses with the Company's RTA at einward.ris@kfintech.com. Members may follow the process detailed below for availing other services from RTA:

<table>
<tr><th>Type of Holder</th><th colspan="2">Process to be followed</th></tr>
<tr><td rowspan="8">Physical</td><td colspan="2">For availing the following investor services, send a written request in the prescribed forms to the RTA of the Company, KFin Technologies Limited, either by email to einward.ris@kfintech.com or by post to Selenium Tower B, Plot 31 & 32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad – 500032.</td></tr>
<tr><td>Form for availing investor services to register PAN, email address, bank details and other KYC details or changes / update thereof for securities held in physical mode</td><td>Form ISR - 1</td></tr>
<tr><td>Update of signature of securities holder</td><td>Form ISR - 2</td></tr>
<tr><td>For nomination as provided in the Rule 19 of the Companies (Share Capital and Debenture) Rules, 2014</td><td>Form SH-13</td></tr>
<tr><td>Declaration to opt out</td><td>Form ISR-3</td></tr>
<tr><td>Cancellation of nomination by the holder(s) (along with ISR-3) / Change of nominee</td><td>Form SH-14</td></tr>
<tr><td>Form for requesting issue of duplicate certificate and other service requests for shares / debentures / bonds, etc., held in physical form</td><td>ISR 4</td></tr>
<tr><td colspan="2">The forms for updating the above details are available at https://www.infosys.com/investors/shareholder-services/investors-service.html or https://ris.kfintech.com/clientservices/isc/InvestorGrievance.aspx?q=0</td></tr>
<tr><td>Demat</td><td colspan="2">Please contact your DP and register your email address and bank account details in your demat account, as per the process advised by your DP.</td></tr>
</table>

9. SEBI has mandated the submission of PAN, KYC details and nomination by holders of physical securities and linking PAN with Aadhaar vide its circulars dated March 16, 2023, and November 17, 2023. Shareholders are requested to submit their PAN, KYC and nomination details to the Company's RTA KFin Technologies Limited at einward.ris@kfintech.com. The forms for updating the same are available at https://www.infosys.com/investors/shareholder-services/investors-service.html

   Members holding shares in electronic form are requested to submit their PAN to their depository participant(s).

Instructions for e-voting:

The process to vote electronically on NSDL e-Voting system consists of 2 steps:

Step 1: Access to NSDL e-Voting system

(A) Login method for e-Voting for Individual shareholders holding securities in demat mode

In terms of SEBI circular dated December 9, 2020 on e-Voting facility provided by Listed Companies, Individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are advised to update their mobile number and email Id in their demat accounts in order to access e-Voting facility.

Login method for Individual shareholders holding securities in demat mode is given below:

Type of shareholders		**Login Method**
Individual Shareholders holding securities in demat mode with NSDL.	1.	Existing IDeAS user can visit the e-Services website of NSDL Viz. https://eservices.nsdl.com either on a Personal Computer or on a mobile. On the e-Services home page click on the "Beneficial Owner" icon under "Login" which is available under 'IDeAS' section , this will prompt you to enter your existing User ID and Password. After successful authentication, you will be able to see e-Voting services under Value added services. Click on "Access to e-Voting" under e-Voting services and you will be able to see e-Voting page. Click on company name or e-Voting service provider i.e. NSDL and you will be re-directed to e-Voting website of NSDL for casting your vote during the remote e-Voting period.
	2.	If you are not registered for IDeAS e-Services, option to register is available at https://eservices.nsdl.com. Select "Register Online for IDeAS Portal" or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp
	3.	Visit the e-Voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile. Once the home page of e-Voting system is launched, click on the icon "Login" which is available under 'Shareholder/Member' section. A new screen will open. You will have to enter your User ID (i.e. your sixteen digit demat account number hold with NSDL), Password/OTP and a Verification Code as shown on the screen. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-Voting page. Click on company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period.
	4.	Shareholders/Members can also download NSDL Mobile App "NSDL Speede" facility by scanning the QR code mentioned below for seamless voting experience.  NSDL Mobile App is available on App Store Google Play
Individual Shareholders holding securities in demat mode with CDSL	1.	Users who have opted for CDSL Easi / Easiest facility, can login through their existing user id and password. Option will be made available to reach e-Voting page without any further authentication. The users to login Easi / Easiest are requested to visit CDSL website www.cdslindia.com and click on login icon & New System Myeasi Tab and then use your existing my easi username & password.
	2.	After successful login the Easi / Easiest user will be able to see the e-Voting option for eligible companies where the evoting is in progress as per the information provided by company. On clicking the evoting option, the user will be able to see e-Voting page of the e-Voting service provider for casting your vote during the remote e-Voting period. Additionally, there is also links provided to access the system of all e-Voting Service Providers, so that the user can visit the e-Voting service providers' website directly.
	3.	If the user is not registered for Easi/Easiest, option to register is available at CDSL website www.cdslindia.com and click on login & New System Myeasi Tab and then click on registration option.
	4.	Alternatively, the user can directly access e-Voting page by providing Demat Account Number and PAN from a e-Voting link available on www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered Mobile & Email as recorded in the Demat Account. After successful authentication, user will be able to see the e-Voting option where the evoting is in progress and also able to directly access the system of all e-Voting Service Providers.

Type of shareholders	Login Method
Individual Shareholders (holding securities in demat mode) login through their depository participants	You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL/CDSL for e-Voting facility. Upon logging in, you will be able to see e-Voting option. Click on e-Voting option, you will be redirected to NSDL/CDSL Depository site after successful authentication, wherein you can see e-Voting feature. Click on company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period.

Important note : Members who are unable to retrieve User ID/ Password are advised to use Forget User ID and Forget Password option available at abovementioned website.

Helpdesk for Individual Shareholders holding securities in demat mode for any technical issues related to login through Depository i.e. NSDL and CDSL.

Login type	Helpdesk details
Individual Shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.com or call at 022 - 4886 7000 and 022 - 2499 7000
Individual Shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at toll free no. 1800 22 55 33

(B) Login method for shareholders other than Individual shareholders holding securities in demat mode and shareholders holding securities in physical mode.

How to Log-in to NSDL e-Voting website?

1. Visit the e-Voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile.
2. Once the home page of e-Voting system is launched, click on the icon "Login" which is available under 'Shareholder/Member' section.
3. A new screen will open. You will have to enter your User ID, your Password/OTP and a Verification Code as shown on the screen.

   Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at https://eservices.nsdl.com/ with your existing IDEAS login. Once you log-in to NSDL eservices after using your log-in credentials, click on e-Voting and you can proceed to Step 2 i.e. Cast your vote electronically.

4. Your User ID details are given below :

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is:
a) For Members who hold shares in demat account with NSDL.	8 Character DP ID followed by 8 Digit Client ID For example if your DP ID is IN300*** and Client ID is 12****** then your user ID is IN300***12******.
b) For Members who hold shares in demat account with CDSL.	16 Digit Beneficiary ID For example if your Beneficiary ID is 12************** then your user ID is 12**************
c) For Members holding shares in Physical Form.	EVEN Number followed by Folio Number registered with the company For example if folio number is 001*** and EVEN is 127528 then user ID is 127528001***

5. Password details for shareholders other than Individual shareholders are given below:
   a) If you are already registered for e-Voting, then you can use your existing password to login and cast your vote.
   b) If you are using NSDL e-Voting system for the first time, you will need to retrieve the 'initial password' which was communicated to you. Once you retrieve your 'initial password', you need to enter the 'initial password' and the system will force you to change your password.
   c) How to retrieve your 'initial password'?
      (i) If your email ID is registered in your demat account or with the company, your 'initial password' is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8 digit client ID for NSDL account, last 8 digits of client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your 'User ID' and your 'initial password'.
      (ii) If your email ID is not registered, please follow steps mentioned below in process for those shareholders whose email ids are not registered

6. If you are unable to retrieve or have not received the " Initial password" or have forgotten your password:
   a) Click on "Forgot User Details/Password?"(If you are holding shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.
   b) Physical User Reset Password?" (If you are holding shares in physical mode) option available on www.evoting.nsdl.com.
   c) If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.com mentioning your demat account number/folio number, your PAN, your name and your registered address etc.
   d) Members can also use the OTP (One Time Password) based login for casting the votes on the e-Voting system of NSDL.
7. After entering your password, tick on Agree to "Terms and Conditions" by selecting on the check box.
8. Now, you will have to click on "Login" button.
9. After you click on the "Login" button, Home page of e-Voting will open.

Step 2: Cast your vote electronically on NSDL e-Voting system.

How to cast your vote electronically on NSDL e-Voting system?

1. After successful login at Step 1, you will be able to see all the companies "EVEN" in which you are holding shares and whose voting cycle.
2. Select "EVEN" of company for which you wish to cast your vote during the remote e-Voting period.
3. Now you are ready for e-Voting as the Voting page opens.
4. Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on "Submit" and also "Confirm" when prompted.
5. Upon confirmation, the message "Vote cast successfully" will be displayed.
6. You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.
7. Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

General Guidelines for shareholders

1. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/ Authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail to evoting@infosys.com with a copy marked to evoting@nsdl.com. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) can also upload their Board Resolution / Power of Attorney / Authority Letter etc. by clicking on "Upload Board Resolution / Authority Letter" displayed under "e-Voting" tab in their login.
2. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the "Forgot User Details/Password?" or "Physical User Reset Password?" option available on www.evoting.nsdl.com to reset the password.
3. In case of any queries, you may refer the Frequently Asked Questions (FAQs) for Shareholders and e-voting user manual for Shareholders available at the download section of www.evoting.nsdl.com or call on : 022 - 4886 7000 and 022 - 2499 7000 or send a request to evoting@nsdl.com, or contact Amit Vishal, Deputy Vice President, or Pallavi Mhatre, Senior Manager, National Securities Depository Ltd., at the designated email ID: evoting@nsdl.com to get your grievances on e-voting addressed.

Process for those shareholders whose email ids are not registered with the depositories for procuring user id and password and registration of e mail ids for e-voting for the resolutions set out in this notice:

1. In case shares are held in physical mode please provide Folio No., Name of shareholder, scanned copy of the share certificate (front and back), PAN (self attested scanned copy of PAN card), AADHAAR (self attested scanned copy of Aadhaar Card) by email to investors@infosys.com & evoting@infosys.com.
2. In case shares are held in demat mode, please provide DPID-CLID (16 digit DPID + CLID or 16 digit beneficiary ID), Name, client master or copy of Consolidated Account Statement, PAN (self attested scanned copy of PAN card), AADHAAR (self attested scanned copy of Aadhaar Card) to investors@infosys.com & evoting@infosys.com. If you are an Individual shareholder holding securities in demat mode, you are requested to refer to the login method explained at step 1 (A) i.e. Login method for e-Voting for Individual shareholders holding securities in demat mode.
3. Alternatively, shareholders/members may send a request to evoting@nsdl.com for procuring user id and password for e-voting by providing above mentioned documents.
4. In terms of SEBI circular dated December 9, 2020, on e-voting facility provided by Listed Companies, Individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are required to update their mobile number and email ID correctly in their demat account in order to access e-Voting facility.

Explanatory statement pursuant to Sections 102(1) and 110 of the Companies Act, 2013

Item no. 1 - Appointment of Nitin Keshav Paranjpe (DIN: 00045204) as an Independent Director

Pursuant to Section 161 of the Companies Act, 2013, and other applicable provisions the Board, at its meeting held on October 12, 2023, appointed Nitin Keshav Paranjpe (DIN: 00045204) ("Nitin") as an Additional Director in the capacity of Independent Director of the Company for a term of five (5) years with effect from January 1, 2024, to December 31, 2028 (both days inclusive) subject to the approval of the shareholders through a special resolution.

The Company has received all statutory disclosures / declarations, including:

(i) Consent in writing to act as director in Form DIR-2, pursuant to Rule 8 of the Companies (Appointment and Qualifications of Directors) Rules, 2014 ("the Appointment Rules"),

(ii) Intimation in Form DIR 8 in terms of the Appointment Rules to the effect that he is not disqualified under sub-section (2) of Section 164 of the Act,

(iii) Declaration to the effect that he meets the criteria of independence as provided in sub-section (6) of Section 149 of the Act and under LODR Regulations,

(iv) Declaration pursuant to BSE Circular No. LIST/COMP/14/2018-19 dated June 20, 2018, and NSE Circular No. NSE/ CML/2018/24 dated June 20, 2018 that he has not been debarred from holding office of a Director by virtue of any order passed by the SEBI or any other such authority,

(v) Confirmation that he is not aware of any circumstance or situation which exists or may be reasonably anticipated that could impair or impact his ability to discharge duties as an Independent Director of the Company;

(vi) A notice in writing by a member proposing his candidature under Section 160(1) of the Act,

(vii) Confirmation that he is in compliance with Rules 6(1) and 6(2) of the Appointment Rules, with respect to his registration with the data bank of Independent Directors maintained by the Indian Institute of Corporate Affairs, and

(viii) Confirmation that he had not been a partner of a firm that had transactions during the last three financial years with Infosys Limited or its subsidiaries amounting to 10 (ten) percent or more of its gross turnover.

The Nomination and Remuneration Committee ("NRC") had previously finalized the desired attributes for the selection of the Independent Director(s) such as experience, expertise and independence etc. Basis those attributes, the NRC recommended the candidature of Nitin.

In the opinion of the Board, Nitin fulfils the conditions for independence specified in the Act, the Rules made thereunder and the LODR Regulations and such other laws / regulations for the time being in force, to the extent applicable to the Company and he is independent of the Management. The Board noted that Nitin's background and experience are aligned to the role and capabilities identified by the NRC and that he is eligible for appointment as an Independent Director. The Board was satisfied that the appointment is justified due to the following reasons:

- He has vast international experience in sales, marketing and general management.
- He has deep knowledge and expertise in business operations, risk management, strategy, governance, marketing, environment, sustainability and human resource management.
- He has been the CEO of HUL and COO, CHRO of Unilever, a global corporation.
- He has experience of serving on the boards of various public listed companies across jurisdictions.

The resolution seeks the approval of members for the appointment of Nitin as an Independent Director of the Company from January 1, 2024 to December 31, 2028 (both days inclusive) pursuant to Sections 149, 152 and other applicable provisions of the Act and the Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof) and he shall not be liable to retire by rotation.

The profile and specific areas of expertise and other relevant information as required under the LODR Regulations and SS-2 are provided in additional information section of this Notice.

In compliance with the provisions of Section 149 read with Schedule IV to the Act and Regulation 17 of the LODR Regulations, the approval of the members is sought for the appointment of Nitin as an Independent Director of the Company, as a special resolution as set out above.

No director, key managerial personnel (KMP) or their relatives except Nitin, to whom the resolution relates, is interested in or concerned, financially or otherwise, in passing the proposed resolution as set out in Item no. 1.

The Board recommends the special resolution as set out in Item no. 1 of this notice for the approval of members.

Item no. 2 - Reappointment of Chitra Nayak (DIN: 09101763) as an Independent Director

Chitra Nayak (DIN: 09101763) ("Chitra") was appointed as an Independent Director of the Company pursuant to Section 149 of the Act, read with the Appointment Rules by the Board, effective March 25, 2021, to hold office up to March 24, 2024. The members, at the Annual General Meeting (AGM) held on June 19, 2021, had approved the same. She is due for retirement from the first term as an Independent Director on March 24, 2024. As per Section 149 of the Act, an Independent Director may hold office for two terms of up to 5 (five) consecutive years each. Chitra fulfills the requirements of an Independent Director as laid down under Section 149(6) of the Act, and Regulation 16(1)(b) of the LODR Regulations.

The NRC, after taking into account the performance evaluation of Chitra during her first term of 3 (three) years and considering her knowledge, acumen, expertise, experience and substantial contribution and time commitment, has recommended to the Board her reappointment for a second term of 3 (three) years. The NRC has considered her diverse skills, leadership capabilities, expertise in go-to-market, ESG, general management, sustainability and vast business experience, among others, as being key requirements for this role. In view of the above, the NRC and the Board are of the view that Chitra possesses the requisite skills and capabilities, which would be of immense benefit to the Company, and hence, it is desirable to reappoint her as an Independent Director.

Based on the recommendation of the NRC, the Board, recommended the reappointment of Chitra as an Independent Director, not liable to retire by rotation, for a second term of 3 (three) years effective March 25, 2024 up to March 24, 2027 (both days inclusive).

The Company has received all statutory disclosures / declarations, including

(i) Consent in writing to act as director in Form DIR-2, pursuant to Rule 8 of the Appointment Rules,

(ii) Intimation in Form DIR-8 in terms of the Appointment Rules to the effect that she is not disqualified under sub-section (2) of Section 164 of the Act,

(iii) Declaration to the effect that she meets the criteria of independence as provided in sub-section (6) of Section 149 of the Act,

(iv) Declaration pursuant to BSE Circular No. LIST/COMP/14/2018-19 dated June 20, 2018, and NSE Circular No. NSE/ CML/2018/24 dated June 20, 2018 that she has not been debarred from holding office of a Director by virtue of any Order passed by the Securities and Exchange Board of India or any other such authority,

(v) Confirmation that she is not aware of any circumstance or situation which exists or may be reasonably anticipated that could impair or impact her ability to discharge duties as an Independent Director of the Company, and

(vi) A notice in writing by a member proposing her candidature under Section 160(1) of the Act.

(vii) Confirmation that she had not been a partner of a firm that had transactions during the last three financial years with Infosys Limited or its subsidiaries amounting to 10 (ten) percent or more of its gross turnover.

In the opinion of the Board and based on its evaluation, Chitra fulfils the conditions specified in the Act, and Rules made thereunder and LODR Regulations for her reappointment as an Independent Director of the Company and she is independent of the Management of the Company.

The Board considers that the continued association of Chitra would be of immense benefit to the Company and it is desirable to continue to avail her services as an Independent Director. The resolution seeks the approval of members for the reappointment of Chitra as an Independent Director of the Company, for a second term of 3 (three) years effective March 25, 2024 up to March 24, 2027, (both days inclusive) pursuant to Sections 149, 152 and other applicable provisions of the Act and the Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof) and her office shall not be liable to retire by rotation.

The profile and specific areas of expertise and other relevant information as required under the LODR Regulations and SS-2 are provided in additional information section of this Notice.

No director, KMP or their relatives except Chitra, to whom the resolution relates, is interested in or concerned, financially or otherwise, in passing the proposed resolution as set out in Item no. 2.

The Board recommends the special resolution as set out in Item no. 2 of this notice for the approval of members.

Registered office :
Infosys Limited, Electronics City,
Hosur Road, Bengaluru 560 100, India
CIN: L85110KA1981PLC013115
Email – investors@infosys.com

By order of the Board of Directors
for Infosys Limited

Bengaluru
January 11, 2024

Sd/-
A. G. S. Manikantha
Company Secretary

Additional information on directors recommended for appointment/reappointment as required under Regulation 36 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and applicable secretarial standards



Nitin Keshav Paranjpe
Independent Director

Nitin Keshav Paranjpe is currently the Non-Executive Chairman of Hindustan Unilever Limited (HUL), and also the Chief People and Chief Transformation Officer at Unilever PLC. Prior to this, he was Unilever's Chief Operating Officer (COO) responsible for delivering its global results. He has been a member of the Unilever Executive Leadership since October 2013.

Nitin joined HUL (then Hindustan Lever Limited), in 1987, where he held various roles in marketing and sales, before being appointed as the Chief Executive Officer, India, and Executive Vice President for Unilever, South Asia, in April 2008.

He has been the recipient of many awards in recognition of his contribution to business and industry, including CEO of the Year (Forbes India) and India Business Leader of the Year (CNBC TV18). For his efforts in blazing a trail for diversity, he won the GG2 Hammer Award in 2019 in the UK. He is a member of the Supervisory Board of Heineken NV, Chinmaya Mission Advisory Council and the WeSchool Innovation Advisory Board.

Nitin holds a Bachelor's degree in Mechanical Engineering and an MBA in Marketing from Jamnalal Bajaj Institute of Management in Mumbai.

Age: 60 years

DIN: 00045204

Nature of expertise in specific functional areas: Sales, strategy marketing, HR and general management.

Inter-se relationships with directors and key managerial personnel: None

Listed companies (other than Infosys Group) in which Nitin holds directorship and committee membership

Board membership in listed entities	
Indian entities	Hindustan Unilever Limited
Overseas entities	Heineken N.V.

Committee membership in listed entities	
Indian entities	Nil
Overseas entities	Chairman of the Sustainability and Responsibility Committee of Heineken N.V.

Shareholding in the Company: Nil

Key terms and conditions of appointment: As per the resolution in Item no.1 of this Notice read with the explanatory statement thereto

Remuneration proposed to be paid: Shareholders at the 34th AGM held on June 22, 2015 approved a sum not exceeding 1% of the net profit of the Company per annum, calculated in accordance with the provisions of Section 198 of the Companies Act, 2013, to be paid and distributed among some or all of the non-executive directors of the Company in a manner decided by the Board. Independent Directors are paid remuneration as per the criteria set by the Board from time to time in accordance with the shareholders' approval at the 34th AGM. The detailed criteria is available in the Nomination and Remuneration Policy of the Company. The Policy can be accessed at https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf.

Date of first appointment on Board, last drawn remuneration and number of Board meetings attended: It is proposed to appoint Nitin as Director for his first term on the Board and hence, these details are not applicable.

Listed Entities from which Nitin has resigned as Director in past 3 years: Nil

Skills and capabilities required for the role and the manner in which Nitin meets such requirements: Refer to the Item no. 1 of the explanatory statement.



Chitra Nayak
Independent Director

Chitra Nayak has over 25 years of experience in go-to-market, general management, and operations leadership roles at various organizations. She currently serves as a member of the board at Invitae, a medical genetics company and at Forward Air, a freight and logistics company. She also serves on the boards of private companies, Urban Footprint and Get Insured. She also advises startups on go-to-market strategies. Most recently, she was the Chief Operating Officer, overseeing the go-to-market strategy at Comfy, a real-estate tech startup, and prior to that, she was COO at Funding Circle, an online SMB lending marketplace. Chitra has been in leadership roles at Salesforce for eight years as COO, Platform and Senior Vice President, Global Sales Development. She was earlier part of AAA, Charles Schwab, and the Boston Consulting Group.

Chitra has a passion for empowering women in the workplace. She is the co-founder of Neythri.org, which supports South Asian professional women. She was also the co-founder of the Salesforce Women's Network initiative. She has co-created and taught an MBA class on 'Women in Leadership' at California State University, East Bay.

Chitra holds an MBA with Honors from Harvard Business School, an MS in Environmental Engineering from Cornell University, and a B.Tech in Engineering from the Indian Institute of Technology.

Age: 60 years

DIN: 09101763

Nature of expertise in specific functional areas: Go-to-market, general management, strategy and operations leadership.

Inter-se relationships with directors and key managerial personnel: Nil

Listed companies (other than Infosys Group) in which Chitra holds directorship and committee membership

Board membership in listed entities	
Indian entities	Nil
Overseas entities	1. Invitae Corporation (NYSE)
	2. Forward Air Corporation (NASDAQ)

Committee membership in listed entities	
Indian entities	Nil
Overseas entities	1. Member of Nominating and Governance Committee of Invitae Corporation (NYSE)
	2. Member of Nominating and Governance Committee Forward Air Corporation (NASDAQ)

Shareholding in the Company: Nil

Key terms and conditions of reappointment: As per the resolution in Item no. 2 of this Notice read with the explanatory statement thereto

Remuneration proposed to be paid: Shareholders at the 34th AGM held on June 22, 2015 approved a sum not exceeding 1% of the net profit of the Company per annum, calculated in accordance with the provisions of Section 198 of the Companies Act, 2013, to be paid and distributed among some or all of the non-executive directors of the Company in a manner decided by the Board. Independent Directors are paid remuneration as per the criteria set by the Board from time to time in accordance with the shareholders' approval at the 34th AGM. The detailed criteria is available in the Nomination and Remuneration Policy of the Company. The Policy can be accessed at https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf.

Date of first appointment on Board and last drawn remuneration: Chitra was first appointed to the Board as an Independent Director on March 25, 2021. The details of remuneration drawn are provided in the Corporate governance report section of the Integrated Annual Report 2022-23.

Number of Board meetings attended : Chitra has attended 5 out of 6 Board meetings till January 11, 2024 during the financial year 2023-24. The attendance details pertaining to FY 2023 are available in the Integrated Annual Report 2022-23.

Listed Entities from which Chitra has resigned as Director in past 3 years: Nil

Skills and capabilities required for the role and the manner in which Chitra meets such requirements: Refer to the Item no. 2 of the explanatory statement.

Information at glance:

Particulars	Notes
Cut-off date to determine eligible members to vote on the resolutions	Wednesday, January 17, 2024
Voting start time and date	9.00 a.m. IST, Monday, January 22, 2024
Voting end time and date	5.00 p.m. IST, Tuesday, February 20, 2024
Date on which the resolution is deemed to be passed	Last date of voting i.e. Tuesday, February 20, 2024
Name, address and contact details of Registrar and Share Transfer Agent.	**Shobha Anand** *Deputy Vice President* KFin Technologies Limited Selenium Tower B, Plot 31-32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad – 500 032 Contact details: shobha.anand@kfintech.com; einward.ris@kfintech.com Contact number – 1800-309-4001
Name, address and contact details of e-voting service provider	**Amit Vishal** *Deputy Vice President* **Pallavi Mhatre** *Senior Manager* National Securities Depository Limited 4th Floor, A Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai – 400013, India Contact details: evoting@nsdl.com; Contact number- 022 - 4886 7000 and 022 - 2499 7000
NSDL e-voting website address	https://www.evoting.nsdl.com/

Notes

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